Three Rivers Operating Company Inc.

1122 South Capital of Texas Highway, Suite 325

Austin, Texas 78746

November 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Three Rivers Operating Company Inc.

Registration Statement on Form S-1 (“Registration Statement”)

Filed January 27, 2012

File No. 333-179193

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Three Rivers Operating Company Inc. (the “Company”) hereby applies to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-179193), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2012.

The Company submits this application for withdrawal on the grounds that it has completed the sale of substantially all of its assets and therefore does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Three Rivers Operating Company Inc., 1122 South Capital of Texas Highway, Suite 325, Austin, Texas 78746, facsimile number (512) 600-3199, with a copy to the Company’s counsel, Bracewell & Giuliani LLP, 711 Louisiana Street, Suite 2300, Houston, Texas 77002, facsimile number (713) 437-5318, attention Charles H. Still, Jr.

If you have any questions or require any further information, please contact Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

/s/ Gabriel L. Ellisor

Gabriel L. Ellisor
Chief Financial Officer

cc:     Charles H. Still, Jr., Bracewell & Giuliani LLP